CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION

OF

BRAIN TREE INTERNATIONAL, INC.

A UTAH CORPORATION

BrainTree International, Inc., a Corporation formed under the Utah Corporate Code of the Sate of Utah.

The undersigned, the President of BrainTree International, Inc., certify that an appropriate majority of the holders of shares entitled to vote authorized the following amendment of Article IV of the Articles of Incorporation:

ARTICLE IV

Capitalization: The Corporation shall have the authority to issue 50,000,000 shares of stock each having a par value of one mil ($.001). 47,000,000 shares of Common Stock with a par value of one mill ($.001) per share, 1,000,000 shares of Class A Convertible Preferred Stock with a par value of $.001 per share, 1,000,000 shares of Class B Convertible Preferred Stock with a par value of $.001 and 1,000,000 shares of Class C Convertible Preferred Stock with a par value of $.001. The shares of Common Stock shall have no pre-emptive or preferential rights of subscription concerning further issuance or authorization of any securities of the corporation. Each issued share of stock of the corporation shall entitle the holder to one vote, in person or by proxy. The holders of the common stock shall be entitled to receive dividends if, as and when declared by the Board of Directors. The rights, privileges, terms and conditions of the Preferred Shares shall be set by the Board of Directors. All shares when issued shall be fully paid and non-assessable.

DATED this 12 day of May, 2000.

BrainTree International, Inc.

By Rhonda Adams
Rhonda Adams, President